UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [April] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No    Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated April 27, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the Cancellation of Stock Option Granted.

1. Number of Grantees Cancelled	Officers and employee of Company	44 employees
	Officers and employee of affiliated Company	—

2. Number of Shares Cancelled	Common Shares	2,280,795
	Preferred Shares	—

3. Total Stock Option Granted after this Cancellation	Common Shares	3,833,255
	Preferred Shares	—

4. Reasos for Cancellation		Voluntary resignation

5. Date of Board of directors’ resolution (Decision date)		April 27, 2007

- Attendance of outside directors	Present (No)	3
	Absent (No)	—

-Attendance of auditors (members of Audit Committee)		Present

6. Other references concerning investment decisions

- Details of Cancellation of Stock Option granted as of April 27, 2007 is as follow:

Stock Option Plan	Granted Date	Exercise Price		Number of Shares Cancelled
2nd Stock Option	March 5, 2001	1,379	Won	922,886
3rd Stock Option	June 24, 2002	1,261	Won	191,510
4th Stock Option	March 4,2003	988	Won	973,094
5th Stock Option	July 15,2003	1,368	Won	193,305

Total	—	—		2,280,795

[Details of Cancellation by Grantees]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common shares	Preferred shares
Dae-Hoon Chang	Ex-officer	258,158	—	2nd Stock Option
Heung-Sun Hwang	”	288,028	—	2nd & 4th Stock Option
Ji-Hyun Hwang	”	187,715	—	2nd & 4th Stock Option
Hyun-Kyo Chung	Ex-outside director	19,361	—	2nd Stock Option
Sung-Tae Kwon	Ex-employee	87,403	—	2nd & 4th Stock Option
Kyung-Min Kim	”	87,403	—	2nd & 4th Stock Option
Yo-Wang Ma	”	25,815	—	2nd Stock Option
Mi-Ri Chung	”	87,403	—	2nd & 4th Stock Option

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Sun-Ho Shin	”	87,403	—	2nd & 4th Stock Option
Suk-Ju Ko	Ex-officer	101,070	—	2nd, 3rd & 4th Stock Option
Hae-Young Yang	Ex-employee	25,815	—	2nd Stock Option
Tae-Suk Oh	”	25,815	—	2nd Stock Option
Chul-Ho Ham	”	101,070	—	2nd, 3rd & 4th Stock Option
Seung-Ju Baek	”	25,815	—	2nd Stock Option
Do-Hyun Kim	”	25,815	—	2nd Stock Option
Yun-Taek Lim	”	25,815	—	2nd Stock Option
Chan-Ho Park	”	25,815	—	2nd Stock Option
Suk-Rae Cho	”	87,403	—	2nd & 4th Stock Option
Gi-Sum Bae	”	25,815	—	2nd Stock Option
Wan-Jun Kim	”	6,453	—	2nd Stock Option
Dong-Hee Kim	”	6,453	—	2nd Stock Option
Won-Chul Chang	”	68,041	—	2nd & 4th Stock Option
Byeong-Sung Lee	”	81,708	—	2nd, 3rd & 4th Stock Option
Hyun-Su Kim	”	6,453	—	2nd Stock Option
Phil-Un Shin	”	6,453	—	2nd Stock Option
Jong-Sun Ryu	”	6,453	—	2nd Stock Option
Kyu-Hyun Cho	”	6,453	—	2nd Stock Option
Hyun-Ju Hwang	”	6,453	—	2nd Stock Option
Kyung-Hee Park	”	6,453	—	2nd Stock Option
Woo-Young Lee	”	44,755	—	2nd, 3rd & 4th Stock Option
Kyung-Gi Kang	”	6,453	—	2nd Stock Option
Won-Young Cho	”	6,453	—	2nd Stock Option
Sa-Na Kim	”	6,453	—	2nd Stock Option
Byeong-Su Son	”	38,302	—	3rd Stock Option
Jong-Chul Park	”	61,588	—	4th Stock Option
Young-Taek Kim	”	61,588	—	4th Stock Option
Jeong-Ui Song	”	61,588	—	4th Stock Option
Sung-Il Kim	”	38,661	—	5th Stock Option
Bon-Hyung Ku	”	25,774	—	5th Stock Option
Jong-Mok Chung	”	25,774	—	5th Stock Option
Sung-Su Lim	”	25,774	—	5th Stock Option
Jeong-Taek Yum	”	25,774	—	5th Stock Option
Nam-Ui Hong	”	25,774	—	5th Stock Option
Won-Hee Lee	”	25,774	—	5th Stock Option

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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